UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Lapolla Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

516648 10 2

(CUSIP Number)

Richard J. Kurtz

c/o Lapolla Industries, Inc.

Intercontinental Business Park

15402 Vantage Parkway East, Suite 322

Houston, Texas 77032

(281) 219-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2

1.	Names of Reporting Persons. Richard J. Kurtz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 to Schedule 13D (this “Amendment”) is filed by Richard J. Kurtz (the “Reporting Person”), and supplements and amends that Statement on Schedule 13D filed on July 20, 1999, as amended by Amendment No. 1 filed on October 21, 2014, Amendment No. 2 filed on December 5, 2014, Amendment No. 3 filed on December 31, 2014, Amendment No. 4 filed on October 10, 2017 and Amendment No. 5 filed on October 23, 2017, with respect to the common stock, par value $0.01 (the “Common Stock”), of Lapolla Industries, Inc. (the “Issuer”). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On November 30, 2017, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as the wholly owned subsidiary of Parent.

Upon consummation of the Merger, all issued and outstanding shares of Common Stock held by the Reporting Person were cancelled and extinguished and converted into the right to receive the Per Share Merger Consideration. In addition, all outstanding and unexercised stock options held by the Reporting Person were cancelled in consideration for the right to receive a cash payment equal to the excess of the Per Share Merger Consideration over the exercise price for each share of such stock option, without interest, less any required withholding taxes. As a result, the Reporting Person no longer beneficially owns any shares of Common Stock of the Issuer.

Due to the completion of the Merger, the Voting Agreement terminated pursuant to its terms.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

“(a) See the information contained on the cover page to this Amendment, which is incorporated herein by reference.

(b)    See the information contained on the cover page to this Amendment, which is incorporated herein by reference.

(c)    There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Amendment.

(d)    Not applicable.

(e)    On November 30, 2017, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 concerning the Voting Agreement is incorporated by reference herein.

In connection with, and effective upon the closing of, the Merger, the Reporting Person resigned from the board of directors of the Issuer and, accordingly, ceased to be entitled to compensation for board service under the Issuer’s compensation plans.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2017

RICHARD J. KURTZ

/s/ Richard J. Kurtz
Richard J. Kurtz